PROSPECTUS
Subject To Completion, dated _____, 2014



17,500,000 Common Units
Representing Limited Liability Company Interests

This is the initial public offering of Transocean Partners LLC. Transocean Partners Holdings Limited, or the selling unitholder, is offering 17,500,000 common units representing limited liability company interests in this offering. We will not receive any proceeds from the sale of common units by the selling unitholder. We currently estimate that the initial public offering price will be between $19.00 and $21.00 per common unit. Prior to this offering, there has been no public market for our common units.

We are a Marshall Islands limited liability company formed by an affiliate of Transocean Ltd., or Transocean, a leading international provider of offshore contract drilling services for oil and gas wells. We will be treated as a corporation for U.S. federal income tax purposes. Our common units have been approved, subject to official notice of issuance, on the New York Stock Exchange under the symbol "RIGP." We are an "emerging growth company," and we are eligible for reduced reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 19.

These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our units.
- We must make substantial capital and operating expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution.
- Financing agreements containing operating and financial restrictions and other covenants may restrict our business and financing activities.
- We currently derive all of our revenues from two customers, and the loss of either of these customers or a dispute that leads to a loss of a customer could have a material adverse impact on our financial condition, results of operations and cash flows.
- Any limitation in the availability or operation of any of our three drilling rigs, or the inability to obtain new and favorable contracts for the drilling rigs upon any termination or expiration, could have a material adverse effect on us.
- We depend on affiliates of Transocean to assist us in operating and expanding our business.
- Unitholders have limited voting and other rights.
- Transocean and its affiliates own a controlling interest in us, have conflicts of interest and may favor their own interests to the detriment of us and our other common unitholders.
- Transocean and its affiliates may compete with us, and we are limited in our ability to compete with Transocean.
- You will experience immediate and substantial dilution of $6.79 per common unit.
- A change in tax laws, treaties or regulations, or their interpretation, of any country in which we are resident or in which we have operations, or a loss of a major tax dispute or a successful tax challenge to our intercompany pricing policies in certain countries, could have a material adverse impact on our financial condition, results of operations and cash flows.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount[(1)]	$	$
Proceeds to the selling unitholder (before expenses)	$	$

(1) Excludes a structuring fee equal to 0.5% of the gross proceeds of this offering payable by the selling unitholder to Morgan Stanley & Co. LLC and Barclays Capital Inc. Please read "Underwriting."

The selling unitholder has granted the underwriters a 30-day option to purchase up to an additional 2,625,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 17,500,000 common units in this offering.

The underwriters expect to deliver the common units to purchasers on or about _____, 2014 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley		Barclays
Citigroup	J.P. Morgan	Wells Fargo Securities

Credit Suisse	Goldman, Sachs & Co.	BofA Merrill Lynch
DNB Markets	MUFG	Credit Agricole CIB	Standard Chartered

Prospectus dated _____, 2014

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should carefully read the entire prospectus, including "Risk Factors" and the historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus, before investing in our common units. Unless we otherwise specify, all references to information and data in this prospectus about our business and fleet refer to our business and fleet immediately after the closing of this offering. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per unit (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars.

All references in this prospectus to "Transocean Partners," "we," "our," "us," and "the company" refer to Transocean Partners LLC and its subsidiaries, including the RigCos, unless the context otherwise indicates. We will own a 51 percent interest and Transocean will own a 49 percent noncontrolling interest in each of the entities that own and operate Discoverer Inspiration, Discoverer Clear Leader and Development Driller III. Each of these drilling rigs will be owned by and operated by separate subsidiaries of ours. We refer to the rig-owning and rig-operating company for each drilling rig together as a "RigCo" and collectively for all of our drilling rigs as the "RigCos." References in this prospectus to our fleet, refer to the drilling rigs in which we hold interests indirectly through the RigCos. Unless otherwise specifically noted, financial results and operating data are shown on a 100 percent basis and are not adjusted to reflect Transocean's 49 percent noncontrolling interest in the RigCos.

References in this prospectus to "Transocean" refer, depending on the context, to Transocean Ltd. (NYSE: RIG, SIX: RIGN) and/or to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to "Transocean Member" refer to the owner of the Transocean Member interest, initially Transocean Partners Holdings Limited, the selling unitholder in this offering and an indirect wholly owned subsidiary of Transocean Ltd. The Transocean Member interest is a non-economic interest in Transocean Partners that includes the right to appoint three members of our board of directors. References in this prospectus to "Chevron" and "BP" refer to the subsidiaries of Chevron Corporation and BP plc, respectively, that are our customers. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.

TRANSOCEAN PARTNERS LLC

We are a growth-oriented limited liability company recently formed by Transocean, one of the world's largest offshore drilling contractors, to own, operate and acquire modern, technologically advanced offshore drilling rigs. Our initial assets consist of 51 percent interests in the RigCos that own and operate three ultra-deepwater drilling rigs that are currently operating in the U.S. Gulf of Mexico. Transocean owns the remaining 49 percent noncontrolling interest in each of the RigCos. We generate revenue through contract drilling services, which involves contracting our mobile offshore drilling fleet, related equipment and work crews on a dayrate basis to large international energy companies to drill oil and gas wells.

Our drilling rigs currently operate under long-term contracts with Chevron and BP, two leading international energy companies, with an average remaining contract term of approximately 4.1 years as of July 7, 2014. We believe that our drilling contracts will generate stable and reliable cash flows over their term. We intend to use the relationships and expertise of Transocean to re-contract our fleet when the existing contracts expire and identify opportunities to expand our fleet through acquisitions.

Relatively few drilling contracts have a term of five years or greater, particularly in the case of contracts that are not associated with newbuild units. As a result, we expect that Transocean will effectively have a right of first refusal on most drilling contract opportunities. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

The consummation and timing of any acquisitions from Transocean will depend upon, among other things, our ability to obtain any necessary consents, the determination that the acquisition is appropriate for our business at that particular time, our ability to agree on mutually acceptable terms of purchase, including price, and our ability to obtain financing on acceptable terms.

Following this offering, Transocean will retain a significant interest in us through its ownership of common and subordinated units, representing an aggregate 74.6 percent limited liability company interest in us, and all of our incentive distribution rights. We believe that Transocean is motivated to facilitate the growth of our distributions per unit, including through future contribution or sales to us of additional rigs and its remaining interests in each of the RigCos. In addition to the drillships discussed above, Transocean has a number of newer rigs that are operating under long-term drilling contracts and rigs under construction. Although Transocean is not obligated to offer these rigs to us, we believe that these rigs would be particularly suitable for future contribution or sale to us. Any publicly held affiliates of Transocean would not be subject to the restrictions on competition contained in the omnibus agreement; however, Transocean does not have any current plan to form such an affiliate that would focus on Five-Year Drilling Rigs.

Business Strategies

Our primary business objectives are to operate and maintain our fleet to generate stable cash flows and increase our quarterly cash distributions per unit over time. We intend to accomplish these objectives by executing the following business strategies:

- *Grow through strategic acquisitions*. We intend to pursue strategic opportunities to grow our company and fleet through acquisitions from Transocean or third parties that will enable us to increase our quarterly distributions per unit. Pursuant to the omnibus agreement, Transocean will be required, under certain circumstances, to offer us the opportunity to purchase its remaining interests in one or more of the RigCos, as well as certain drilling rigs (including a majority ownership interest in four of the ultra-deepwater drillships that are currently under construction and are supported by long-term contracts).

- *Pursue assets with contracts that help maintain stable cash flows*. We are focused on generating and maintaining stable cash flows by pursuing drilling rigs operated under long-term contracts with creditworthy counterparties. We believe that employing our rigs under long-term contracts will improve the stability and predictability of our cash flows and should also contribute to our growth strategy by facilitating our access to debt and equity financing. We also believe that our relationship with Transocean will enhance our ability to compete for contract opportunities.

- *Conduct safe, efficient and reliable operations*. We participate in Transocean's programs designed to maintain and improve the safety, reliability and efficiency of all our operations, which are vital to our ability to retain and attract our customers. We believe that our relationship with Transocean and our relatively young and high-specification fleet will enable us to operate safely, efficiently and cost effectively. We expect that these factors will enhance our ability to secure additional long-term contracts and extend existing contracts, enabling us to maintain high asset utilization.

- *Maintain a modern and reliable fleet*. We have one of the most capable and technologically advanced fleets in the industry. We plan to invest both in growing our modern and reliable fleet and in continually maintaining the quality and operational integrity of our assets. We believe that investing in high-quality assets with proven and reliable drilling rig technology is an important component in our strategy to provide our customers with safe and reliable operations and services.

- A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, reducing our cash available for distribution to you.

Formation Transactions

We were formed on February 6, 2014 as a Marshall Islands limited liability company to own and operate a fleet of offshore drilling rigs.

At or prior to the closing of this offering, the following transactions will occur:

- subsidiaries of Transocean that own *Discoverer Inspiration*, *Discoverer Clear Leader* and *Development Driller III* will sell each of these rigs to the Transocean Member in exchange for cash and/or a note;

- the Transocean Member will contribute each of *Discoverer Inspiration*, *Discoverer Clear Leader* and *Development Driller III* to its wholly owned holding company subsidiaries, which will further contribute each rig to the respective rig-owning company for that rig, each of which is an indirect wholly owned subsidiary of the Transocean Member;

- the Transocean Member will contribute or sell to us a 51 percent ownership interest in each of the holding companies that own the RigCos;

- we will issue (a) to the Transocean Member (i) 41,379,310 common units and 27,586,207 subordinated units, representing a 60 percent and a 40 percent limited liability company interest in us, (ii) the non-economic Transocean Member interest, and (iii) all of the incentive distribution rights, which entitle the Transocean Member to increasing percentages of the cash that we distribute in excess of $0.4169 per unit per quarter, and (b) to an affiliate of Transocean a 364-day note payable of approximately $ million for cash proceeds of $ million, all or a portion of which we will pay to the Transocean Member for certain working capital balances;

- a subsidiary of Transocean will sell to the holding company subsidiaries a 100 percent ownership interest in the respective rig-operating companies that operate and hold the drilling contracts for *Discoverer Inspiration*, *Discoverer Clear Leader* and *Development Driller III* in exchange for cash and/or a note;

- the Transocean Member will sell 17,500,000 common units to the public, representing a 25.4 percent limited liability company interest in us;

- the Transocean Member will grant the underwriters a 30-day option to purchase up to an additional 2,625,000 common units on the same terms and conditions as the 17,500,000 common units sold to the public;

- we will enter into the omnibus agreement with Transocean and the Transocean Member;

- we will enter into master services agreements with Transocean;

- we will enter into support and secondment agreements with Transocean; and

- we will enter into a $300 million five-year revolving credit facility, or the Five-Year Revolving Credit Facility, with an affiliate of Transocean.

Holding Company Structure

We are a holding company, and our subsidiaries will conduct our operations and business, as is common for publicly traded limited liability companies. Initially, the RigCos will conduct all of our operations. Separate RigCos will own and operate each of the drilling rigs in our initial fleet. This ownership structure provides us the flexibility to purchase additional interests in individual drilling rigs rather than interests in our entire fleet, if we believe that is the appropriate way to grow our business.

Organizational Structure After the Formation Transactions

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above.

	Number of Units	Percentage Ownership
Public common units	17,500,000	25.4%
Transocean common units	23,879,310	34.6%
Transocean subordinated units	27,586,207	40.0%
Total	68,965,517	100.0%



Transocean Ltd.
and its affiliates
(NYSE: RIG)
100% ownership interest
Transocean Inc.
100% ownership interest
Transocean Partners Holdings Limited
(the Transocean Member)
23,879,310 Common Units
27,586,207 Subordinated Units
Non-Economic Transocean Member Interest
Incentive Distribution Rights
Public Unitholders
17,500,000 Common Units
74.6% limited liability company interest
Retained Ownership
Transocean Partners LLC
(NYSE: RIGP)
25.4% limited liability company interest
51%
51%
51%
RigCo
(Discoverer Inspiration)
RigCo
(Discoverer Clear Leader)
RigCo
(Development Driller III)
49%
49%
49%

THE OFFERING

Common units offered to the public by the selling unitholder . . . . 17,500,000 common units.

20,125,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . . 41,379,310 common units and 27,586,207 subordinated units, representing a 60 percent and 40 percent limited liability company interest in us, respectively.

Use of proceeds . . . . We will not receive any proceeds from the sale of common units by the selling unitholder in this offering. See "Use of Proceeds."

Cash distributions . . . . We intend to make minimum quarterly distributions of $0.3625 per common unit ($1.45 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to Transocean. We refer to this cash as "available cash," and we define its meaning in our limited liability company agreement and in the glossary of terms attached as Appendix B.

We will adjust the minimum quarterly distribution for the period from the closing of the offering through September 30, 2014 based on the actual length of the period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, to the holders of common units, pro rata, until each common unit has received a minimum quarterly distribution of $0.3625 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, pro rata, until each subordinated unit has received a minimum quarterly distribution of $0.3625; and

- *third*, to all unitholders, pro rata, until each unit has received an aggregate distribution of $0.4169.

Within 60 days after the end of each fiscal quarter (beginning with the quarter ending September 30, 2014), we will distribute all of our available cash to unitholders of record on the applicable record date. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

If cash distributions to our unitholders exceed $0.4169 per unit in a quarter, holders of our incentive distribution rights (initially, the Transocean Member) will receive increasing percentages, up to 50 percent, of the cash we distribute in excess of that amount; *provided* that for any fiscal quarter in which the application of our distribution formula would result in the holders of the common units receiving, in the aggregate, less than a majority of the aggregate distribution of available cash for such quarter, then the distribution to the holders of the incentive distribution rights will be reduced, pro rata, to the extent necessary to cause the aggregate distribution to the holders of the common units to represent a majority of the aggregate distribution of available cash for such quarter. We refer to these distributions as "incentive distributions." The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015," that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $0.3625 on all of our common and subordinated units for the twelve months ending September 30, 2015. However, unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material.

Subordinated units . . . . Transocean will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.3625 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period generally will end if we have earned and paid at least $1.45 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2019, provided there are no arrearages on our common units at that time.
	The subordination period also will end upon the removal of the Transocean Member other than for cause if no subordinated units or common units held by the Transocean Member or its affiliates are voted in favor of that removal.
	When the subordination period ends as provided above, all subordinated units will convert into common units on a one-for-one basis, and all common units will no longer be entitled to arrearages.
	Please read "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Subordination Period."
Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our board of directors, without the consent of our unitholders. Please read "Units Eligible for Future Sale" and "The Limited Liability Company Agreement—Issuance of Additional Interests."
Board of directors	We will hold a meeting of the members every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Prior to the closing of this offering, the Transocean Member, in its capacity as the initial holder of the common units, will elect three of the seven members of our board of directors who will serve as initial directors, and such elected directors may elect an additional elected director. Prior to the 2015 annual meeting, the Transocean Member may also appoint additional directors to fill the appointed director positions, provided that the number of elected directors must, immediately after such appointment, exceed the number of appointed directors. At our 2015 annual meeting, the common unitholders will elect four of our directors. The four directors elected by our common unitholders at our 2015 annual meeting initially will serve for one-year terms. Upon the election by the Transocean Member to classify our board of directors, the four directors

elected by our common unitholders will be divided into three classes to be elected by our common unitholders on a staggered basis to serve for three-year terms. Transocean may vote any common units held by it in the election of directors; however, subordinated units will not be voted in the election of directors. Our governance documents require that, at all times, at least a majority of the members of our board of directors be United Kingdom ("U.K.") tax residents.

Voting rights .... Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders.

You will have no right to elect the Transocean Member on an annual or other continuing basis. The Transocean Member may not be removed except by a vote of the holders of at least 66⅔ percent of the outstanding units, including any units owned by the Transocean Member and its affiliates, voting together as a single class. Upon consummation of this offering, Transocean will own 23,879,310 of our common units and all of our subordinated units, representing a 74.6 percent limited liability company interest in us. If the underwriters' option to purchase additional common units is exercised in full, Transocean will own 21,254,310 of our common units and all of our subordinated units, representing a 70.8 percent limited liability company interest in us. As a result, you will initially be unable to remove the Transocean Member without Transocean's consent because Transocean will own sufficient units upon completion of this offering to be able to prevent the Transocean Member's removal. Please read "The Limited Liability Agreement—Voting Rights."

Limited call right .... If at any time the Transocean Member and its affiliates own more than 80 percent of the outstanding common units, the Transocean Member has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by the Transocean Member or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. The Transocean Member may assign this right to its affiliates, including us. The Transocean Member is not obligated to obtain a fairness opinion, nor will the unitholders be entitled to dissenter's rights of appraisal, regarding the value of the common units to be repurchased by the Transocean Member upon the exercise of this limited call right.

U.S. federal income tax considerations	We are organized as a limited liability company that is treated as a corporation for U.S. federal income tax purposes. Consequently, distributions you receive from us will constitute dividends to the extent of our current-year or accumulated earnings and profits (as computed for U.S. federal income tax purposes). The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and thereafter as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be less than 20 percent of the total cash distributions received during that period. Please read "Material U.S. Federal Income Tax Considerations—U.S. Holders—Ratio of Dividend Income to Distributions" for the basis for this estimate. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders, please read "Material U.S. Federal Income Tax Considerations."
Non-U.S. tax considerations	For a discussion of the material Marshall Islands and U.K. tax consequences that may be relevant to prospective unitholders, please read "Non-United States Tax Considerations."
Exchange listing	Our common units have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "RIGP."

RISK FACTORS

Common units are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment in us.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3625 per unit, or $1.45 per unit on an annualized basis, on our common units and subordinated units, which will require us to have available cash of approximately $25.0 million per quarter, or $100.0 million per year, based on the number of common and subordinated units to be outstanding after the completion of this offering. We may not have sufficient available cash each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

- our ability to re-contract our drilling rigs in their current configuration upon expiration or termination of an existing drilling contract and the dayrates we obtain under such contracts;

- the dayrates we obtain under our drilling contracts;

- the level of reimbursable revenues and expenses;

- the level of our rig operating costs, such as the cost of crews, repairs, maintenance and insurance;

- the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

- rig downtime or less than full utilization, which would result in a reduction of revenues under our drilling contracts;

- changes in local income tax rates, tax treaties and tax laws;

- the timeliness of payments from customers under drilling contracts;

- time spent mobilizing drilling rigs to the customer location;

- resolution of tax assessments;

- currency exchange rate fluctuations and currency controls; and

- prevailing global economic and market conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

- the level and timing of capital expenditures we make;

serve one-year terms. However, upon the election by the Transocean Member to classify our board of directors, the elected directors will be elected on a staggered basis and will serve for three-year terms. Our limited liability company agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders will have no right to elect the Transocean Member, and the Transocean Member may not be removed except by a vote of the holders of at least 66⅔ percent of the outstanding common and subordinated units, including any units owned by the Transocean Member and its affiliates, voting together as a single class. Any removal of the Transocean Member is subject to the approval of a successor Transocean Member by a unit majority.

The Transocean Member and its other affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, and the Transocean Member and its other affiliates may favor their own interests to the detriment of us and our other common unitholders.

Following this offering, Transocean will own the Transocean Member interest and a 74.6 percent limited liability company interest in us, assuming no exercise of the underwriters' option to purchase additional common units, and will own and control the Transocean Member. We expect that all of our officers and certain of our directors will be directors and/or officers of Transocean and its affiliates and, as such, they will have fiduciary duties to Transocean that may cause them to pursue business strategies that disproportionately benefit Transocean or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Transocean and its affiliates on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, Transocean and its affiliates may favor their own interests over the interests of our unitholders. Please read "—Our limited liability company agreement limits the duties that the Transocean Member and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by the Transocean Member or our directors and officers." In addition to conflicts described elsewhere, these conflicts include, among others, the following situations:

- neither our limited liability company agreement nor any other agreement requires the Transocean Member or Transocean or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Transocean's officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Transocean, which may be contrary to our interests;

- our limited liability company agreement provides that the Transocean Member may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Specifically, the Transocean Member may exercise its call right, preemptive rights or registration rights, consent or withhold consent to any merger or consolidation of the company, appoint any appointed directors or vote for the election of any elected director, vote or refrain from voting on amendments to our limited liability company agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under our limited liability company agreement) or refrain from transferring its units, the Transocean Member interest or incentive distribution rights or vote upon the dissolution of the company;

- the Transocean Member and our directors and officers have restricted their liabilities and duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified duties and to certain actions that may be taken by the Transocean Member and our directors and officers, all as set forth in our limited liability company agreement;

- the Transocean Member is entitled to reimbursement of all costs incurred by it and its affiliates for our benefit;

- our limited liability company agreement does not restrict us from paying the Transocean Member or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

- the Transocean Member may exercise its right to call and purchase our common units if it and its affiliates own more than 80 percent of our common units; and

- the Transocean Member is not obligated to obtain a fairness opinion, nor will the unitholders be entitled to dissenter's rights of appraisal, regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will over time be elected by common unitholders, the Transocean Member will likely have substantial influence on decisions made by our board of directors due to its ability to appoint certain of our directors and its significant ownership of our common units. Upon the consummation of this offering, Transocean will own 23,879,310 of our common units, representing 57.7 percent of our common units. If the underwriters' option to purchase additional common units is exercised in full, Transocean will own 21,254,310 of our common units, representing 51.4 percent of our common units. Common unitholders that own 50 percent or more of our common units will have the ability to request that cumulative voting be in effect for the election of elected directors. Therefore, for so long as Transocean owns 50 percent or more of our common units, it will have the ability to request that cumulative voting be in effect for the election of elected directors, which would generally enable Transocean to elect one or more of the elected directors even after it owns less than 50 percent of our common units. Please read "Certain Relationships and Related Party Transactions," "Conflicts of Interest and Duties" and "The Limited Liability Company Agreement."

Our officers face conflicts in the allocation of their time to our business.

Our officers are not required to work full-time on our affairs and also perform services for Transocean. These other companies conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to other companies, which could have a material adverse effect on our business, results of operations and financial condition. Please read "Management."

Our limited liability company agreement limits the duties that the Transocean Member and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by the Transocean Member or our directors and officers.

Our limited liability company agreement provides that our board of directors will have the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Limited Liability Company Act of 1996, or the Marshall Islands Act, states that a member or manager's "duties and liabilities may be expanded or restricted by provisions in a limited liability company agreement." As permitted by the Marshall Islands Act, our limited liability company agreement contains provisions that restrict the standards to which the Transocean Member and our directors and our officers may otherwise be held by Marshall Islands law. For example, our limited liability company agreement:

- provides that the Transocean Member may make determinations or take or decline to take actions without regard to our or our unitholders' interests. The Transocean Member may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by the Transocean Member will be made by persons acting only in the interest of its sole owner, Transocean. Specifically, the Transocean Member may, among other things, decide to exercise its call right, preemptive rights or registration rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our limited liability company agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under our limited liability company agreement) or refrain from transferring its units, the Transocean Member interest or incentive distribution rights or vote upon the dissolution of the company;

- provides that our directors and officers are entitled to make other decisions in "good faith," meaning they subjectively believe that the decision is in, or not adverse to, the best interests of the company;

- generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

- provides that neither the Transocean Member nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Transocean Member, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

Please read "Conflicts of Interest and Duties—Duties."

Fees and cost reimbursements, which certain affiliates of Transocean will determine for services provided to us and our subsidiaries, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to unitholders.

Pursuant to the master services agreements and the support and secondment agreements, we will pay fees for services provided to us and our subsidiaries by certain affiliates of Transocean, and will reimburse these entities for all expenses they incur on our behalf. These fees and expenses will include all costs and expenses incurred in providing certain management, advisory, technical and administrative services to our subsidiaries. In addition, we will pay Transocean a services fee for providing services to us, other than third-party costs and expenses. We expect the amount of these fees and expenses to be approximately $39 million for the twelve months ending September 30, 2015. There is no cap on the amount of fees and cost reimbursements that we and our subsidiaries may be required to pay such affiliates of Transocean pursuant to these agreements. For a description of these agreements, please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions." The fees and expenses payable pursuant to these agreements will be payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of affiliates of Transocean could adversely affect our ability to pay cash distributions to you.

Our limited liability company agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or the Transocean Member or acquiring the company, and even if public unitholders are dissatisfied, they will be unable to remove the Transocean Member without Transocean's consent, unless Transocean's ownership interest in us is decreased. The effect of such provisions could diminish the trading price of our common units.

Our limited liability company agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or the Transocean Member.

- The unitholders will be unable initially to remove the Transocean Member without its consent because the Transocean Member and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔ percent of all outstanding common and subordinated units voting together as a single class is required to remove the Transocean Member. Following the closing of this offering, Transocean will own 74.6 percent of the outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units.

- If the Transocean Member is removed without "cause" during the subordination period and units held by the Transocean Member and Transocean are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and the Transocean Member will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of the Transocean Member under

43

The incentive distribution rights of the Transocean Member may be transferred to a third party without unitholder consent.

The Transocean Member may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If the Transocean Member transfers its incentive distribution rights to a third party, Transocean will have less incentive to grow our company and increase distributions. A transfer of incentive distribution rights by the Transocean Member could reduce the likelihood of Transocean selling or contributing additional assets to us, which in turn would impact our ability to grow our asset base.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Transocean and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering and assuming no exercise of the underwriters' option to purchase additional common units, Transocean will own 23,879,310 common units and 27,586,207 subordinated units and all of the incentive distribution rights (through its ownership of the Transocean Member). Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

You will experience immediate and substantial dilution of $6.79 per common unit.

The assumed initial public offering price of $20.00 per common unit exceeds pro forma net tangible book value of $13.21 per common unit. Based on the initial public offering price, you will incur immediate and substantial dilution of $6.79 per common unit. This dilution results primarily because the assets contributed by the Transocean Member and its affiliates are recorded at their historical cost, and not their fair value, in accordance with U.S. GAAP. Please read "Dilution."

We may issue additional equity securities, including securities senior to the common units, without unitholder approval, which would dilute existing unitholder ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Subordination Period," "—Distributions of Available Cash From Operating Surplus During the Subordination Period" and "—Distributions of Available Cash From Operating Surplus After the Subordination Period."

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our limited liability company agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. Our limited liability company agreement also permits our board of directors to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to our members. In addition, our limited liability company agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors. These cash reserves will affect the amount of cash available for distribution to unitholders.

The Transocean Member has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time the Transocean Member and its affiliates own more than 80 percent of the common units, the Transocean Member will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. The Transocean Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read "The Limited Liability Company Agreement—Limited Call Right."

At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, Transocean, which owns and controls the Transocean Member, will own 57.7 percent of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' option to purchase additional common units and the conversion of our subordinated units into common units, Transocean will own 74.6 percent of our common units.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our limited liability company agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Increases in interest rates could adversely impact the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Interest rates on future borrowings under credit facilities and on debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment in us.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 17,500,000 publicly traded common units, assuming no exercise of the underwriters' option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual results or those of other companies in our industry;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general economic conditions;

- the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

- future sales of our common units; and

- the other factors described in these "Risk Factors."

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we generally may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. The Marshall Islands Act provides that for a period of three years from the date of the impermissible distribution, members who received the distribution and who knew at the time of the distribution that it violated the Marshall Islands Act will be liable to the limited liability company for the distribution amount. Assignees who become substituted members are liable for the obligations of the assignor to of our gross income consists of "passive income" (generally, dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties) or (ii) the average percentage (based on quarterly measurements) of the value of our assets that produce, or are held for the production of, "passive income" is at least 50 percent. For purposes of these tests, we are deemed to own our proportionate share of the assets and to receive directly our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25 percent of the value of the stock. In addition, income derived from the performance of services does not constitute "passive income." If we are treated as a PFIC for any taxable year during a U.S. unitholder's holding period in our common units, then such U.S. unitholder could be subject to adverse U.S. federal income tax consequences for that year and all subsequent taxable years in which the U.S. unitholder holds common units, even if we cease to be a PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Baker Botts L.L.P., we believe that we will not be a PFIC for our 2014 taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from our present drilling contracts should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25 percent of our gross income for our 2014 taxable year and each future year will arise from such drilling contracts or other income our U.S. counsel has opined does not constitute passive income, and more than 50 percent of the average value of our assets for each such year will be held for the production of such non-passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our 2014 taxable year or any future year.

While we have received an opinion of our U.S. counsel in support of our position, our counsel has advised us that the conclusions in this area are not free from doubt and the U.S. Internal Revenue Service, or IRS, or a court could disagree with this opinion and our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. Please read "Material U.S. Federal Income Tax Considerations—U.S. Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that less than 20 percent of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2016 will constitute dividend income for U.S. federal income tax purposes. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read "Material U.S. Federal Income Tax Considerations—U.S. Holders—Ratio of Dividend Income to Distributions."

USE OF PROCEEDS

The common units being offered by this prospectus are solely for the account of the selling unitholder, the Transocean Member, including the common units offered if the underwriters exercise their option to purchase additional common units. We will not receive any proceeds from the sale of common units by the selling unitholder. The Transocean Member will pay all offering expenses, underwriting discounts, the structuring fee, financial advisory fees, selling commissions and brokerage fees, if any, incurred in connection with this offering and any exercise by the underwriters of their option to purchase additional units.

The Transocean Member has granted the underwriters a 30-day option to purchase up to 2,625,000 additional common units. Any exercise of such option will not affect the total number of our common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units outstanding following the completion of this offering.

CAPITALIZATION

The following table sets forth:

- our historical cash and cash equivalents and capitalization as of March 31, 2014; and

- our as adjusted cash and cash equivalents and capitalization as of March 31, 2014, which reflects the completion of this offering and the other transactions described in the unaudited pro forma combined balance sheet included elsewhere in this prospectus.

The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical unaudited condensed combined financial statements of Transocean Partners LLC Predecessor and the notes thereto and our unaudited pro forma combined balance sheet and the notes thereto, in each case included elsewhere in this prospectus.

	March 31, 2014	
	Historical	As adjusted
	(In millions)	
Cash and cash equivalents	$ —	$ 15
Five-Year Revolving Credit Facility	$ —	$ —
364-Day Working Capital Note Payable[1]	—	144
Members' equity		
Net investment	2,320	—
Common units—public	—	285
Common units—Transocean Member	—	389
Subordinated units—Transocean Member	—	450
Total members' equity	—	1,124
Noncontrolling interest	—	1,079
Total equity	2,320	2,203
Total capitalization	$2,320	$2,347

(1) The 364-Day Working Capital Note Payable will be payable in full upon maturity and may be prepaid without penalty. Amounts repaid cannot be reborrowed.

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. On a pro forma basis as of March 31, 2014, our pro forma net tangible book value would have been $911 million, or $13.21 per common unit. This remains unchanged when adjusted for the sale by the Transocean Member of 17,500,000 common units in this offering at an assumed initial public offering price of $20.00 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$20.00
Less: Pro forma net tangible book value per common unit before and after this offering[1]	13.21
Immediate dilution in net tangible book value per common unit to purchasers in this offering	$ 6.79

(1) Determined by dividing the total number of units (41,379,310 common units and 27,586,207 subordinated units, assuming no exercise of the underwriters' option to purchase additional common units) to be issued to the Transocean Member and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical results of operations, please refer to our historical combined financial statements and accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our limited liability company agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make minimum quarterly distributions on our common and subordinated units of $0.3625 per unit, or $1.45 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to the Transocean Member and its affiliates. However, other than the requirement in our limited liability company agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our board of directors has considerable discretion to determine the amount of our available cash each quarter. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves (including estimated maintenance and replacement capital expenditures), (ii) cash on hand on the date of determination resulting from cash distributions received after the end of such quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter and (iii) if our board of directors so determines, cash on hand on the date of determination resulting from working capital borrowings made after the end of the quarter. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay minimum quarterly distributions to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our limited liability company agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or any other rate, and we have no legal obligation to do so. Our cash distribution policy is subject to certain restrictions, as well as the discretion of our board of directors in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy may be subject to restrictions on cash distributions under our revolving credit facility or financing agreements that we may enter into in the future. Such restrictions may prohibit us from making cash distributions while an event of default has occurred and is continuing under such revolving credit facility, notwithstanding our cash distribution policy.

- The amount of cash that we distribute and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our limited liability company agreement. Specifically, our board of directors will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our board of directors in good faith will be binding on our unitholders. Our limited liability company agreement provides that in order for a determination by our board of directors to be considered to have been made in good faith, our board of directors must subjectively believe that the determination is in, or not adverse to, the best interests of the company.

- We will be required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as drilling rigs near the end of their useful lives. In order to minimize these fluctuations, we are required to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

- Although our limited liability company agreement requires us to distribute all of our available cash, our limited liability company agreement, including provisions requiring us to make cash distributions, may be amended. During the subordination period, our limited liability company agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our board of directors can amend our limited liability company agreement without any unitholder approval. For a description of these limited circumstances, please read "The Limited Liability Company Agreement—Amendment of the Limited Liability Company Agreement—No Unitholder Approval." After the subordination period has ended, our limited liability company agreement can be amended with the approval of a majority of the outstanding common units, including those held by Transocean. At the closing of this offering, Transocean will own approximately 57.7 percent of our common units (or 51.4 percent if the underwriters' option to purchase additional common units is exercised in full) and all of our subordinated units. Please read "The Limited Liability Company Agreement—Amendment of the Limited Liability Company Agreement."

- Under Section 40 of the Marshall Islands Act, we generally may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to, among other things, changes in our business, including decreases in total operating revenues, decreases in dayrates, the loss of a drilling rig, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read "Risk Factors" for a discussion of these factors.

- Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of any future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our board of directors determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Subordination Period."

Our Ability to Grow Depends on Our Ability to Access External Capital

Our limited liability company agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our Five-Year Revolving Credit Facility (under which no amounts will be drawn at the closing of this offering) and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our limited liability company agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We anticipate that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our limited liability company agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Inherent in an Investment in Us—Increases in interest rates could adversely impact the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our limited liability company agreement will provide for a minimum quarterly distribution of $0.3625 per unit for each whole quarter, or $1.45 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 60 days after the end of each calendar quarter to holders of record on or about the first day of each such month. We will not make distributions for the period that begins on July 1, 2014 and ends on the day prior to the closing of this offering. We will adjust the amount of our distribution for the period from the completion of this offering through September 30, 2014 based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units, in each case to be outstanding immediately after this offering, for one quarter and on an annualized basis is summarized in the table below:

| (Dollars in thousands) | No Exercise of Underwriters' Option to Purchase Additional Common Units | | | Full Exercise of Underwriters' Option to Purchase Additional Common Units | | |
| | Aggregate Minimum Quarterly Distributions | | | Aggregate Minimum Quarterly Distributions | | |
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
Common units held by public	17,500,000	$ 6,344	$ 25,375	20,125,000	$ 7,295	$ 29,181
Common units held by Transocean	23,879,310	8,656	34,625	21,254,310	7,705	30,819
Subordinated units held by Transocean . . .	27,586,207	10,000	40,000	27,586,207	10,000	40,000
Total	68,965,517	$25,000	$100,000	68,965,517	$25,000	$100,000

The Transocean Member will also hold the incentive distribution rights, which entitle it to increasing percentages, up to an aggregate maximum of 50 percent, of the cash we distribute in excess of $0.4169 per unit per quarter; *provided* that for any fiscal quarter in which the application of our distribution formula would result in the holders of the common units receiving, in the aggregate, less than a majority of the aggregate distribution of available cash for such quarter, then the distribution to the holders of the incentive distribution rights will be reduced, pro rata, to the extent necessary to cause the aggregate distribution to the holders of the common units to represent a majority of the aggregate distribution of available cash for such quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our limited liability company agreement, including those related to requirements to make cash distributions as described above, our limited liability company agreement provides that any determination made by our board of directors must be made in good faith and that any such determination will not be subject to any other standard imposed by the Marshall Islands Act or any other law, rule or regulation or at equity. Our limited liability company agreement provides that, in order for a determination by our board of directors to be made in "good faith," our board of directors must subjectively believe that the determination is in, or not adverse to, the best interests of our company. In making such determination, our board of directors may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our limited liability company agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our limited liability company agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our board of directors establishes in accordance with our limited liability company agreement and the amount of available cash from working capital borrowings.

The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the limited liability company agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels."

In the following section, we present a table consisting of "Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015," in which we provide our estimated forecast of our ability to generate sufficient cash available for distribution to support the full payment of our annualized minimum quarterly distribution of $1.45 per unit on our common and subordinated units for the twelve months ending September 30, 2015.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015

We forecast that our estimated cash available for distribution for the twelve months ending September 30, 2015 will be approximately $110 million. This amount would exceed by $10 million the amount of cash available for distribution we must generate to support the payment of the minimum quarterly distributions for four quarters on our common and subordinated units, in each case to be outstanding immediately after this offering, for the twelve months ending September 30, 2015. Actual payments of distributions on the common

TRANSOCEAN PARTNERS LLC
ESTIMATED CASH AVAILABLE FOR DISTRIBUTION

	Forecast	Estimated	
	Transocean Partners LLC	Transocean Partners LLC Predecessor	
	Twelve Months Ending September 30, 2015	Twelve Months Ended March 31, 2014	Year Ended December 31, 2013
	(In millions, except per unit amounts)		
Operating revenues:			
Contract drilling revenues[1][2]	$ 567	$ 549	$ 517
Other revenues	10	9	9
Total operating revenues	577	558	526
Costs and expenses:			
Operating and maintenance[3]	273	245	242
Depreciation	61	66	66
General and administrative[4]	21	10	10
Total costs and expenses	355	321	318
Operating income	**222**	**237**	**208**
Interest income, net[5]	1	4	4
Income before income tax expense	223	241	212
Income tax expense	18	25	23
Net income	**205**	**216**	**189**
Plus:			
Income tax expense	18	25	23
Interest income, net[5]	(1)	(4)	(4)
Depreciation expense	61	66	66
EBITDA[6]	**283**	**303**	**274**
Plus:			
Amortization of prior certification costs and license fees	4	3	3
Non-cash recognition of royalty fees[7]	23	—	—
Less:			
Amortization of drilling contract intangible[1]	15	18	18
Amortization of pre-operating revenues[2]	20	38	38
Adjusted EBITDA[6]	**275**	**250**	**221**
Plus:			
Planned out-of-service operating and maintenance expense[3][8]	12	—	—
Cash proceeds from pre-operating revenues associated with long-term receivables[9]	13	24	23
Less:			
Estimated maintenance and replacement capital expenditures[8]	69	69	69
Cash interest income, net[5]	(2)	(4)	(4)
Cash income taxes	8	5	6
Cash available for distribution before noncontrolling interest	225	204	173
Cash available for distribution attributable to noncontrolling interest[4]	115	—	—
Cash available for distribution by Transocean Partners LLC	**$ 110**	**$ 204**	**$ 173**
Aggregate minimum quarterly distributions	**$ 100**	**$ 100**	**$ 100**
Excess of estimated cash available for distribution over aggregate minimum quarterly distributions	**$ 10**	**$ 104**	**$ 73**
Distribution per unit (based on minimum quarterly distribution rate of $0.3625 per unit)	$1.45	$1.45	$1.45
Distributions to public common unitholders[10]	$ 25	$ 25	$ 25
Distributions to Transocean:			
Common units[10]	$ 35	$ 35	$ 35
Subordinated units	$ 40	$ 40	$ 40

	Forecast				
	Transocean Partners LLC				
	Three Months Ending				
	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	Twelve Months Ending September 30, 2015
	(In millions, except per unit amounts)				
Plus:					
Planned out-of-service operating and maintenance expense[3][8]	$ 5	$ 5	$ 2	$ —	$ 12
Cash proceeds from pre-operating revenues associated with long-term receivables[9] ..	5	4	2	2	13
Less:					
Estimated maintenance and replacement capital expenditures[8]	18	17	17	17	69
Cash interest income, net[5]	(1)	(1)	—	—	(2)
Cash income taxes	2	2	2	2	8
Cash available for distribution before noncontrolling interest	59	47	59	60	225
Cash available for distribution attributable to noncontrolling interest[4]	30	24	30	31	115
Cash available for distribution by Transocean Partners LLC	**$ 29**	**$ 23**	**$ 29**	**$ 29**	**$ 110**
Aggregate minimum quarterly distributions	**$ 25**	**$ 25**	**$ 25**	**$ 25**	**$ 100**
Excess (shortfall) of estimated cash available for distribution over aggregate minimum quarterly distribution	**$ 4**	**$ (2)**	**$ 4**	**$ 4**	**$ 10**
Distribution per unit (based on minimum quarterly distribution rate of $0.3625 per unit)	$0.3625	$0.3625	$0.3625	$0.3625	$1.45
Distributions to public common unitholders[10] ...	$ 6	$ 6	$ 6	$ 6	$ 25
Distributions to Transocean:					
Common units[10]	$ 9	$ 9	$ 9	$ 9	$ 35
Subordinated units	$ 10	$ 10	$ 10	$ 10	$ 40

(1) In our contract drilling revenues, we recognize amortization associated with our intangible liability attributed to the drilling contract for *Development Driller III*. We amortize drilling contract intangible revenues based on the cash flows projected over the contract period and include such revenues in contract drilling revenues on our combined statements of operations.

(2) Includes amortization of pre-operating revenues related to mobilization to initial locations and payments for customer-requested upgrades. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance and Other Key Indicators—Contract backlog."

(3) Planned out-of-service operating and maintenance expense includes projected expenses related to a planned 21 day out of service period to conduct the SPS for *Discoverer Inspiration*, which is recognized in operating and maintenance expense.

(4) Forecasted general and administrative expense includes an estimated $10 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded limited liability company. Cash available for distribution attributable to noncontrolling interest equals more than 49 percent of the cash available for distribution because the incremental general and administrative expenses that we expect to incur as a result of being a publicly traded limited liability company are borne entirely by us and not the RigCos.

(5) Includes interest expense resulting from the 364-day working capital note payable and commitment fees related to our Five-Year Revolving Credit Facility. Also includes interest earned on long-term accounts receivable from our customers. We record long-term accounts receivable at their present value and recognize interest income on the outstanding balance using the effective interest method through the dates of payment.

(6) EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please read note 6 to the preceding table for additional information.

(7) Following this offering, the Transocean Member will retain the obligation for the payment of quarterly patent fees through the patent expiration, and we will recognize a non-cash expense for the fees paid on our behalf.

(8) Estimated maintenance and replacement capital expenditures includes estimated planned out-of-service maintenance expenses, maintenance capital expenditures (including both in-service and out-of-service capital expenditures) and replacement capital expenditures. Our limited liability company agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Please read "Risk Factors—Risks Inherent in an Investment in Us—In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you."

(9) We record long-term accounts receivable at their present value and recognize interest income using the effective interest method through the date of payment. The cash proceeds from pre-operating revenues associated with long-term receivables represents the component of cash proceeds associated with revenues recognized during the period.

(10) Assumes $6.3 million per quarter in distributions to public unitholders and $8.7 million per quarter in distributions on Transocean's common units and that the underwriters' option to purchase additional common units is not exercised.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes of Transocean Partners LLC present the forecasted results of operations of Transocean Partners LLC for the twelve months ending September 30, 2015, based on the assumption that:

- we will own a 51 percent interest in each of the RigCos during the forecast period;

- we will issue (a) to the Transocean Member (i) 41,379,310 common units and 27,586,207 subordinated units, representing a 100 percent limited liability company interest in us, (ii) the non-economic Transocean Member interest and (iii) all of the incentive distribution rights, which will entitle the Transocean Member to increasing percentages of the cash we distribute in excess of $0.4169 per unit per quarter, and (b) to an affiliate of Transocean the 364-day working capital note payable of approximately $ million for cash proceeds of $ million, all or a portion of which we will pay to the Transocean Member for certain working capital balances; and

- the Transocean Member will sell 17,500,000 common units to the public in this offering, representing a 25.4 percent limited liability company interest in us.

Summary of Significant Forecast Assumptions

Contract Drilling Revenues. For the twelve months ending September 30, 2015, we forecast contract drilling revenues of $567 million, compared to contract drilling revenues of $549 million and $517 million for the twelve months ended March 31, 2014 and the year ended December 31, 2013, respectively. Our forecast of contract drilling revenues is based on projected dayrates multiplied by the projected revenue efficiency and the projected total number of operating days under the contract during the twelve months ending September 30, 2015. Forecasted operating revenues assume that all of our drilling rigs are operational, excluding the planned 21 day out of service period for *Discoverer Inspiration*, throughout the twelve months ending September 30, 2015.

PROVISIONS OF OUR LIMITED LIABILITY COMPANY AGREEMENT RELATING TO CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of that quarter (including our proportionate share of cash on hand of subsidiaries we do not wholly own, including the RigCos):

- *less*, the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own, including the RigCos) established by our board of directors to:

  - provide for the proper conduct of our business (including reserves for future capital expenditures and for anticipated future debt service requirements) subsequent to that quarter;

  - comply with applicable law, any debt instruments or other agreements; and

  - provide funds for distributions to our unitholders for any one or more of the next four quarters (*provided* that our board of directors may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from paying the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, all cash on hand on the date of determination of available cash resulting from cash distributions received after the end of such quarter on equity interests in any person other than a subsidiary held by us or any of our subsidiaries, which distributions are paid by such person in respect of operations conducted by such person during such quarter;

- *plus*, if our board of directors so determines, all or any portion of the cash on hand (including our proportionate share of cash on hand of subsidiaries we do not wholly own, including the RigCos) on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our board of directors, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our limited liability company agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to members and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3625 per unit, or $1.45 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses, including reimbursements of expenses to the Transocean Member and its affiliates. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering is approximately $25 million. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our limited liability company agreement.

Incentive Distribution Rights

The Transocean Member currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50 percent, of the cash we distribute from operating surplus (as defined below) in excess of $0.4169 per unit per quarter; *provided* that for any fiscal quarter in which the application of our distribution formula would result in the holders of the common units receiving, in the aggregate, less than a majority of the aggregate distribution of available cash for such quarter, then the distribution to the holders of the incentive distribution rights will be reduced, pro rata, to the extent necessary to cause the aggregate distribution to the holders of the common units to represent a majority of the aggregate distribution of available cash for such quarter. The maximum distribution of 50 percent does not include any distributions the Transocean Member or its affiliates may receive on common or subordinated units that they own. Please read "—Incentive Distribution Rights" below for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $50.0 million (as described below); *plus*

- all of our cash receipts (or our proportionate share of cash receipts in the case of subsidiaries that are not wholly owned) after the closing of this offering, excluding cash from interim capital transactions (as defined below), *provided* that cash receipts from the termination of a commodity hedge, currency hedge or interest rate hedge prior to its stipulated settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge, currency hedge or interest rate hedge; *plus*

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

- cash distributions on equity interests in any entity other than subsidiaries held by us or any of our subsidiaries received after the end of the quarter but on or before the date of determination of operating surplus for that quarter in respect of operations of such entity and not from sources that would constitute interim capital transactions if paid by us; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet point; *less*

- all of our operating expenditures (as defined below), which includes estimated maintenance and replacement capital expenditures, after the closing of this offering; *less*

- the amount of cash reserves established by our board of directors to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve month period with the proceeds of additional working capital borrowings; *less*

- any cash loss realized on dispositions of assets acquired using investment capital expenditures.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $50.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of the Transocean Member and its affiliates, officer, director and employee compensation, interest payments, estimated maintenance capital expenditures, payments made in the ordinary course of business under interest rate hedge contracts, currency hedge contracts and commodity hedge contracts (*provided* that payments made in connection with the termination of any interest rate hedge contract, currency hedge contract or commodity hedge contract prior to the stipulated settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract, currency hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract, currency hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract, currency hedge contract or commodity hedge contract), maintenance and replacement capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; *provided, however*, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

- expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under "—Capital Expenditures" below);

Subordination Period

General

Our limited liability company agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3625 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending June 30, 2019, that each of the following tests are met:

- aggregate distributions of available cash from operating surplus on the outstanding common units, subordinated units and any other outstanding units that are senior or equal in right of distribution to the subordinated units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded $1.45 (the annualized minimum quarterly distribution) on all outstanding common units and subordinated units and any other outstanding units that are senior or equal in right of distribution to the subordinated units, in each case in respect of such periods;

- the adjusted operating surplus for each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded $1.45 (the annualized minimum quarterly distribution) on all of the common units, subordinated units and any other units that are senior or equal in right of distribution to the subordinated units that were outstanding during such periods on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration Upon Removal of the Transocean Member

In addition, if the unitholders remove the Transocean Member other than for cause and no units held by the Transocean Member and its affiliates voted in favor of the removal:

- the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis;

- all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end;

- the holders of the incentive distribution rights (initially, the Transocean Member) will have the right to convert their incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends upon satisfaction of the test described above or upon removal of the Transocean Member as described above, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Transocean Member Interest

The Transocean Member owns a transferrable non-economic limited liability company interest in us, which does not entitle it to receive cash distributions. However, the Transocean Member owns common units, subordinated units and incentive distribution rights (as further explained below) in us and may in the future own other equity securities in us and is, or will be, entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Transocean Member will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from the Transocean Member interest. Any transfer by the Transocean Member of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

- *first*, 100 percent to all unitholders, pro rata, until each unitholder receives a total of $0.4169 per unit for that quarter (the "first target distribution");

- *second*, 85 percent to all unitholders, pro rata, and 15 percent to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4531 per unit for that quarter (the "second target distribution");

- *third*, 75 percent to all unitholders, pro rata, and 25 percent to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5438 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50 percent to all unitholders, pro rata, and 50 percent to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that we do not issue additional classes of equity securities. Notwithstanding the foregoing, for any quarter in which the application of the formula above would result in the common unitholders receiving, in the aggregate, less than a majority of the aggregate distribution of available cash for such quarter, then the distribution to the holders of the incentive distribution rights will be reduced, pro rata, to the extent necessary to cause the aggregate distribution to the common unitholders to represent a majority of the aggregate distribution of available cash for such quarter.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that there are no arrearages on common units.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
		Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3625	100%	—
First Target Distribution	above $0.3625 up to $0.4169	100%	—
Second Target Distribution	above $0.4169 up to $0.4531	85%	15%
Third Target Distribution	above $0.4531 up to $0.5438	75%	25%
Thereafter	above $0.5438	50%	50%

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 100 percent to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, 100 percent to the common unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, as if such distributions were from operating surplus.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The limited liability company agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the Transocean Member to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions 50 percent to the holders of units and 50 percent to the holders of the incentive distribution rights (initially, the Transocean Member; *provided* that for any fiscal quarter in which the application of our distribution formula would result in the holders of the common units receiving, in the aggregate, less than a majority of the aggregate distribution of available cash for such quarter, then the distribution to the holders of the incentive distribution rights shall be reduced, pro rata, to the extent necessary to cause the aggregate distribution to the holders of the common units to represent a majority of the aggregate distribution of available cash for such quarter).

We will have established separate bank accounts for the RigCos. We expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our revolving credit facility and issuances of additional debt and equity securities. Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. We believe our current resources, including the potential borrowings under our credit facilities, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Our access to debt and equity markets may be limited due to a variety of events, including, among others, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry. Our ability to access such markets may be restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. An economic downturn could have an impact on the lenders participating in our credit facilities or on our customers, causing them to fail to meet their obligations to us.

We intend to pay a minimum quarterly distribution of $0.3625 per unit per quarter, which equates to approximately $25 million per quarter, or approximately $100 million per year in the aggregate, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Estimated maintenance and replacement capital expenditures

Subject to the approval of the board of directors of each of the RigCos, each RigCo will transfer its available cash to its equityholders each quarter. In determining the amount of cash available for transfer, the board of directors of each of the RigCos and our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Because of the substantial capital expenditures the RigCos are required to make to maintain their fleet, the RigCos' initial annual estimated maintenance and replacement capital expenditures will be $69 million per year, which is comprised of $50 million for long-term maintenance and society classification surveys and $19 million, including financing costs, for replacing our rigs at the end of their useful lives.

The estimate of $19 million per year for future rig replacement is based on assumptions regarding the remaining useful life of the RigCos' rigs, a net investment rate applied on reserves, replacement values of the RigCos' rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the rigs in the RigCos' fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. Our limited liability company agreement allows our board of directors to deduct from our operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read "Risk Factors—Risks Inherent in Our Business—We must make substantial capital and operating expenditures to maintain the operating capacity of our fleet, and we may be required to make significant capital expenditures to maintain our competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, or to execute our growth plan, each of which could negatively affect our financial condition, result of operations and cash flows and reduce distributable cash flow. In addition, each quarter we are required to deduct estimated maintenance and replacement capital

In addition, subject to specified exceptions, Transocean and its controlled affiliates (other than any publicly held affiliates of Transocean) will be required to offer us the opportunity to purchase any drilling rigs that Transocean acquires or contracts to build after the closing date of this offering that are subject to a drilling contract with a remaining term of five years or longer, and any existing drilling rigs in its fleet that were constructed in 2009 or later are placed under an extension or a new drilling contract with a term of five years or longer, in each case excluding any unexercised customer option to extend the drilling contract. We refer to such drilling rigs, together with any related contracts and associated assets, as Five-Year Drilling Rigs. In addition, we generally will agree not to acquire, own, operate or contract for certain drilling rigs operating under drilling contracts of less than five years. Relatively few drilling contracts have a term of five years or greater, particularly in the case of contracts that are not associated with newbuild units. As a result, we expect that Transocean will effectively have a right of first refusal on most drilling contract opportunities. Please read "Certain Relationships and Related Party Transactions— Agreements Governing the Transactions—Omnibus Agreement."

The consummation and timing of any acquisitions from Transocean will depend upon, among other things, our ability to obtain any necessary consents, the determination that the acquisition is appropriate for our business at that particular time, our ability to agree on mutually acceptable terms of purchase, including price, and our ability to obtain financing on acceptable terms.

Following this offering, Transocean will retain a significant interest in us through its ownership of common and subordinated units, representing an aggregate 74.6 percent limited liability company interest in us, and all of our incentive distribution rights. We believe that Transocean is motivated to facilitate the growth of our distributions per unit, including through future contribution or sales to us of additional rigs and its remaining interests in each of the RigCos. In addition to the drillships discussed above, Transocean has a number of newer rigs that are operating under long-term drilling contracts and rigs under construction. Although Transocean is not obligated to offer these rigs to us, we believe that these rigs would be particularly suitable for future contribution or sale to us. Any publicly held affiliates of Transocean would not be subject to the restrictions on competition contained in the omnibus agreement; however, Transocean does not have any current plan to form such an affiliate that would focus on Five-Year Drilling Rigs.

Business Strategies

Our primary business objectives are to operate and maintain our fleet to generate stable cash flows and increase our quarterly cash distributions per unit over time. We intend to accomplish these objectives by executing the following business strategies:

- *Grow through strategic acquisitions.* We intend to pursue strategic opportunities to grow our company and fleet through acquisitions from Transocean or third parties that will enable us to increase our quarterly distributions per unit. Pursuant to the omnibus agreement, Transocean will be required, under certain circumstances, to offer us the opportunity to purchase its remaining interests in one or more of the RigCos, as well as certain drilling rigs (including a majority ownership interest in four of the ultra-deepwater drillships that are currently under construction and are supported by long-term contracts).

- *Pursue assets with contracts that help maintain stable cash flows.* We are focused on generating and maintaining stable cash flows by pursuing drilling rigs operated under long-term contracts with creditworthy counterparties. We believe that employing our rigs under long-term contracts will improve the stability and predictability of our cash flows and should also contribute to our growth strategy by facilitating our access to debt and equity financing. We also believe that our relationship with Transocean will enhance our ability to compete for contract opportunities.

- *Conduct safe, efficient and reliable operations.* We participate in Transocean's programs designed to maintain and improve the safety, reliability and efficiency of all our operations, which are vital to our ability to retain and attract our customers. We believe that our relationship with Transocean and our relatively young and high-specification fleet will enable us to operate safely, efficiently and cost effectively. We expect that these factors will enhance our ability to secure additional long-term contracts and extend existing contracts, enabling us to maintain high asset utilization.

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directors or, with respect to employees, any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law and the terms of the ICP, which we refer to as the administrator. The following description reflects the principal terms that are currently expected to be included in the ICP.

General

The ICP will provide for the grant, from time to time at the discretion of the administrator, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards. The ICP will limit the number of units that may be delivered pursuant to awards to 3,448,276 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are canceled, forfeited, or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards. However, common units that are withheld or tendered to pay taxes or an exercise price with respect to an award, including through net settlement, will reduce the number of units available and will not again be available for delivery pursuant to other awards. Any units we repurchase on the open market using the proceeds from the exercise of an award will not increase the number of units available for delivery pursuant to other awards. To the extent permitted by law and applicable exchange listing rules, substitute awards and units issued in place of outstanding awards will not be counted against the units available under the ICP.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, on a deferred basis, upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair market value of a common unit. The administrator may make grants of restricted and phantom units under the ICP that contain such terms, consistent with the ICP, as the administrator may determine are appropriate, including the period over which restricted or phantom units will vest.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units, in which case such distributions will be held and paid upon vesting of the restricted units.

Distribution Equivalent Rights

The administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The ICP also permits the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the administrator may determine, consistent with the ICP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant. Unit appreciation rights may be granted in tandem with unit options, in which case the holder of the tandem award may exercise the unit option or the unit appreciation right but not both. The term of a unit option or a unit appreciation right may not exceed 10 years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be owned upon the consummation of this offering by:

- each person known by us to be a beneficial owner of more than five percent of the units;

- each of our directors;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of total units to be beneficially owned after this offering is based on 41,379,310 common units outstanding. The table assumes that the underwriters' option to purchase additional units is not exercised.

Name of Beneficial Owner	Common Units to be Beneficially Owned		Subordinated Units to be Beneficially Owned		Percentage of Total Common and Subordinated Units to be Beneficially Owned
	Number	Percent[2]	Number	Percent	
Transocean[1]	23,879,310	57.7%	27,586,207	100%	74.6%[2]
Esa Ikäheimonen	—	—	—	—	—
Kathleen S. McAllister	—	—	—	—	—
Garry Taylor	—	—	—	—	—
Glyn A. Barker	—	—	—	—	—
All directors and executive officers as a group (four persons)	—	—	—	—	—

---

*   Less than one percent.

(1) Transocean Ltd. is the ultimate parent company of the Transocean Member, which is the owner of 23,879,310 common units and 27,586,207 subordinated units, the non-economic Transocean Member interest and all of the incentive distribution rights. Transocean Ltd. may, therefore, be deemed to beneficially own the interests held directly or indirectly by the Transocean Member.

(2) Assumes no exercise of the underwriters' option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, Transocean's percentage of common units to be beneficially owned after the offering will decrease to 51.4 percent, and its percentage of total common and subordinated units to be beneficially owned will decrease to 70.8 percent.

SELLING UNITHOLDER

The selling unitholder will acquire our common units in connection with the transactions described under "Summary—Formation Transactions." The following table sets forth information concerning the ownership of common units by the selling unitholder immediately before and after this offering. The selling unitholder is not a broker-dealer registered under Section 15 of the Exchange Act or an affiliate of a broker-dealer registered under the Exchange Act. The selling unitholder is an underwriter with respect to the common units that it will sell in this offering.

| | | | Maximum Number of Common Units to be Sold Upon Exercise of Underwriters' Option to Purchase Additional Common Units | Percentage of Common Units Owned | | |
| | | | | | After Offering (Assuming No Exercise of Underwriters' Option) | After Offering (Assuming Exercise of Underwriters' Option in Full) |
Name	Common Units Owned	Common Units Being Offered		Before Offering		
Transocean Partners Holdings Limited[1]	41,379,310	17,500,000	2,625,000	100.0%	57.7%	51.4%

(1) Transocean Partners Holdings Limited is a wholly owned subsidiary of Transocean. As a result, Transocean may be deemed to beneficially own the securities held by Transocean Partners Holdings Limited. Please read "Security Ownership of Certain Beneficial Owners and Management." The address for Transocean Partners Holdings Limited is P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1-1003, Cayman Islands.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the Transocean Member, a wholly owned subsidiary of Transocean, will own 23,879,310 common units and 27,586,207 subordinated units, representing a 74.6 percent limited liability company interest in us. If the underwriters exercise in full their option to purchase additional common units, the Transocean Member will own 21,254,310 common units and 27,586,207 subordinated units, representing a 70.8 percent limited liability company interest in us. The Transocean Member will also own the non-economic Transocean Member interest in us and all of our incentive distribution rights. In addition, the Transocean Member will own a 49 percent non-controlling interest in each of the RigCos that own and operate the drilling rigs in our initial fleet. Transocean's ability, as the sole owner of the Transocean Member, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, and the Transocean Member's common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters mean that Transocean will have the ability to exercise significant influence regarding our management.

Distributions and Payments to the Transocean Member and Its Affiliates

The following table summarizes the distributions and payments to be made by us to the Transocean Member and its affiliates in connection with the formation, ongoing operation and upon liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration received by the Transocean Member and its affiliates prior to or in connection with this offering for its contribution to us of our interests in the RigCos . . . .

- 41,379,310 common units and 27,586,207 subordinated units;

- the Transocean Member interest, which represents a non-economic limited liability company interest in us;

- all of our incentive distribution rights; and

- all or a portion of the cash proceeds of $ million from the issuance of a 364-day working capital note payable to a Transocean affiliate.

Operational Stage

Distributions of available cash to the Transocean Member . . . .

We will generally make cash distributions of 100 percent of our available cash to the unitholders pro rata, including the Transocean Member, as holder of an aggregate of 23,879,310 common units and all of our subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by the Transocean Member will entitle the Transocean Member to increasing percentages of the distributions, up to 50 percent of the distributions above the highest target distribution level. Please read "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Incentive Distribution Rights" for more information regarding incentive distribution rights.

Assuming we generate sufficient cash available for distribution to support the payment of the full minimum quarterly distributions on our outstanding units for four quarters, the Transocean Member would receive an annual distribution of approximately $74.6 million on their common and subordinated units (or $70.8 million if the underwriters exercise in full their option to purchase additional common units from the Transocean Member).

Payments to the Transocean Member and its Affiliates . . .   The Transocean Member and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we and the RigCos and any of our other subsidiaries will (and any of our future operating subsidiaries may) pay fees to Transocean for the provision of management, operational, advisory, technical and administrative services and reimburse Transocean for the costs related to such services. We and the RigCos will also reimburse Transocean for the costs of personnel that it seconds to us and the RigCos. Please read "—Agreements Governing the Transactions—Master Services Agreements" and "—Agreements Governing the Transactions—Support and Secondment Agreements."

If the Transocean Member withdraws or is removed, its Transocean Member interest and any incentive distribution rights it holds will either be sold to the new member for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Limited Liability Company Agreement—Withdrawal or Removal of the Transocean Member."

Liquidation Stage

Liquidation . . . .   Upon our liquidation, the members, including the Transocean Member with respect to our common and subordinated units, will be entitled to receive liquidating distributions as described in "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation."

Agreements Governing the Transactions

We and other parties will enter into the various agreements that will effect the transactions, including our acquisitions of interests in the RigCos, the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements will not be the result of arm's-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

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In addition, our board of directors may use an amount, initially equal to $50.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on the units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and the Transocean Member and may facilitate the conversion of subordinated units into common units.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the Transocean Member or our directors or officers to our unitholders, including borrowings that have the purpose or effect of:

- enabling the Transocean Member or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our limited liability company agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Provisions of Our Limited Liability Company Agreement Relating to Cash Distributions—Subordination Period."

Our limited liability company agreement provides that we and our subsidiaries may borrow funds from the Transocean Member and its affiliates.

Neither our limited liability company agreement nor any other agreement requires Transocean to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Transocean's directors and executive officers have a fiduciary duty to make these decisions in the best interests of Transocean, which may be contrary to our interests.

Because we expect that certain of our executive officers and a majority of our directors will also be directors and/or officers of Transocean or its affiliates, such officers and directors will have fiduciary duties to Transocean that may cause them to pursue business strategies that disproportionately benefit Transocean or which otherwise are not in our best interests.

Our officers face conflicts in the allocation of their time to our business.

Our officers, who are employed by Transocean and perform executive officer functions for us pursuant to agreements with Transocean, are not required to work full-time on our affairs and also perform services for affiliates of Transocean. Transocean conducts substantial businesses and activities of its own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to Transocean, which could have a material adverse effect on our business, results of operations and financial condition.

We will reimburse the Transocean Member and its affiliates for expenses.

Pursuant to our limited liability company agreement, we will reimburse the Transocean Member and its affiliates for costs and expenses they incur and payments they make on our behalf. Our limited liability company agreement provides that our board of directors will determine the expenses that are allocable to us. Please read "Certain Relationships and Related Party Transactions" and "Management—Reimbursement of Expenses."

The provision of our limited liability company agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90 percent of the outstanding units voting together as a single class (including units owned by the Transocean Member and its affiliates). Upon completion of this offering, the owner of the Transocean Member will own 74.6 percent of our outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units.

No Unitholder Approval

Our board of directors may generally make amendments to our limited liability company agreement with the approval of the Transocean Member but without the approval of any other member to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

- a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited liability company or an entity in which the members have limited liability under the laws of any jurisdiction;

- a change in our fiscal year or taxable year and related changes;

- an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or the Transocean Member or their or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or "plan asset" regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 (or ERISA) whether or not substantially similar to plan asset regulations currently applied or proposed;

- an amendment that the board of directors determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of membership interests pursuant to our limited liability company agreement;

- an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional limited liability company interests or rights to acquire limited liability company interests, including any amendment that our board of directors determines is necessary or appropriate in connection with any modification of the incentive distribution rights made in connection with the issuance of additional limited liability company interests or rights to acquire limited liability company interests, provided that, any such modifications and related issuance of limited liability company interests have received approval by a majority of the members of the conflicts committee of our board of directors;

- any amendment expressly permitted in the limited liability company agreement to be made by our board of directors acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the limited liability company agreement;

- any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with our conduct of activities permitted by our limited liability company agreement;

- certain conversions, mergers or conveyances as set forth in our limited liability company agreement;

Withdrawal or Removal of the Transocean Member

The initial holder of the Transocean Member interest is Transocean Partners Holdings Limited. When we refer in this prospectus to "removal" or "withdrawal" of the Transocean Member, technically, we are referring to the termination of the rights of the Transocean Member. For example, if at the time of any such removal or withdrawal, the Transocean Member owns common units, following any such removal or withdrawal, the Transocean Member would technically continue to be a member owning common units. It would not, however, continue to be the Transocean Member we refer to in this prospectus, since it would no longer have the rights that make it the Transocean Member.

Except as described below, the Transocean Member has agreed not to withdraw voluntarily prior to June 30, 2024, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the Transocean Member and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after June 30, 2024, the Transocean Member may withdraw without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the limited liability company agreement. Notwithstanding the information above, the Transocean Member may withdraw without unitholder approval upon 90 days' notice to the members if at least 50 percent of the outstanding units are held or controlled by one person and its affiliates other than the Transocean Member and its affiliates. In addition, the limited liability company agreement permits the Transocean Member to sell or otherwise transfer all of its Transocean Member interest in us without the approval of the unitholders. Please read "—Transfer of Transocean Member Interest" and "—Transfer of Incentive Distribution Rights."

Upon withdrawal of the Transocean Member under any circumstances, other than as a result of a transfer by the Transocean Member of all or a part of its Transocean Member interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing member. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor member that will have the rights held by the Transocean Member. Please read "—Termination and Dissolution."

The Transocean Member may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔ percent of the outstanding common and subordinated units, including units held by the Transocean Member and its affiliates, voting together as a single class. The ownership of more than 33⅓ percent of the outstanding units by the Transocean Member and its affiliates or controlling our board of directors would provide the practical ability to prevent the Transocean Member's removal. At the closing of this offering, the Transocean Member and its affiliates will own 74.6 percent of the outstanding common and subordinated units, assuming no exercise of the option to purchase additional common units. Any removal of the Transocean Member is also subject to the successor to the Transocean Member being approved by a unit majority.

Our limited liability company agreement also provides that if the Transocean Member is removed under circumstances where cause does not exist and units held by the Transocean Member and its affiliates are not voted in favor of that removal:

- the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished;

- the Transocean Member will have the right to convert its Transocean Member interest into common units or to receive cash in exchange for such interest in accordance with the procedures set forth in our limited liability company agreement; and

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, the Transocean Member and its affiliates will hold an aggregate of 23,879,310 common units and 27,586,207 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of our directors or officers owned any common units prior to this offering; however, they may purchase common units. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption, such as Rule 144. Rule 144 permits securities acquired by affiliates of the issuer to be sold into the public market in an amount that does not exceed, during any three-month period, the greater of:

- one percent of the total number of the common units outstanding, which will equal approximately common units immediately after this offering; or
- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Limited Liability Company Agreement and Registration Rights

Our limited liability company agreement provides that we may issue an unlimited number of limited liability company interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Limited Liability Company Agreement—Issuance of Additional Interests."

Under our limited liability company agreement, the Transocean Member and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the limited liability company agreement, these registration rights allow the Transocean Member and its affiliates or their assignees holding any common units or other equity securities to require registration of any of these common units or other equity securities and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. The Transocean Member and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as the Transocean Member. In connection with any registration of this kind, we have agreed to indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and

Ratio of Dividend Income to Distributions

We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. We estimate that less than 20 percent of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2016 will constitute dividend income (which is subject to U.S. taxation in the manner described under "—U.S. Holders—Distributions" above). The remaining portion of these distributions, determined on a cumulative basis, will be treated first as a nontaxable return of capital to the extent of the purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $0.3625 per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion under "—U.S. Holders—PFIC Status and Significant Tax Consequences" below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units, and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "—U.S. Holders—Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

The treatment of U.S. Holders could differ materially and adversely from that described above if, at any relevant time, we were a PFIC. For U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either:

- at least 75 percent of our gross income for such taxable year consists of passive income (generally, dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties); or

- the average percentage (based on quarterly measurements) of the value of the assets held by us that produce, or are held for the production of, passive income is at least 50 percent.

For this purpose, we are deemed to own our proportionate share of the assets and to receive directly our proportionate share of the income of any other corporation (such as our drilling rig owning subsidiaries) in which we own, directly, or indirectly, at least 25 percent of the value of the stock. In addition, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.

Based on our current and projected methods of operation, and an opinion of our U.S. counsel, Baker Botts L.L.P., we do not believe that we are or will be a PFIC with respect to any taxable year. We have received the

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and the selling unitholder has agreed to sell to them, severally, the number of common units indicated below:

Name	Number of Common Units
Morgan Stanley & Co. LLC	
Barclays Capital Inc.	
Citigroup Global Markets Inc	
J.P. Morgan Securities LLC	
Wells Fargo Securities, LLC	
Credit Suisse Securities (USA) LLC	
Goldman, Sachs & Co.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
DNB Markets, Inc.	
Mitsubishi UFJ Securities (USA) Inc.	
Credit Agricole Securities (USA) Inc.	
Standard Chartered Securities (Hong Kong) Limited	
Total	17,500,000

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the common units subject to their acceptance of the common units from the selling unitholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters' option to purchase additional common units described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $ per common unit. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. Sales of units made outside of the United States may be made by affiliates of the underwriters.

The selling unitholder has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,625,000 additional common units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering their option to purchase additional units, if any, made in connection with the offering of the common units offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common units as the number listed next to the underwriter's name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

TRANSOCEAN PARTNERS LLC
INTRODUCTION TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

Overview

The unaudited pro forma combined balance sheet and the notes thereto present the combined financial position of Transocean Partners LLC ("Transocean Partners") after giving effect to the transactions described below. The unaudited pro forma combined balance sheet has been derived from the unaudited condensed combined balance sheet of Transocean Partners LLC Predecessor, Transocean Partners' predecessor for accounting purposes (the "Predecessor"), as of March 31, 2014. The unaudited pro forma combined balance sheet and notes thereto should be read together with the Predecessor's historical unaudited condensed combined financial statements and the notes thereto, as of and for the three months ended March 31, 2014 and 2013, and audited historical combined financial statements and the notes thereto, as of and for the years ended December 31, 2013 and 2012.

Transocean Partners will own the controlling interests in rig-owning companies and rig-operating companies (collectively, the "RigCos") that will own and operate the assets and operations associated with the ultra-deepwater drillships *Discoverer Inspiration* and *Discoverer Clear Leader* and the ultra-deepwater semisubmersible *Development Driller III* (collectively, the "Predecessor Business"), effective upon closing of the initial public offering of Transocean Partners (the "IPO"). The contribution of the assets and liabilities of the Predecessor Business to Transocean Partners Holdings Limited (the "Transocean Member") and the subsequent contribution of the assets and liabilities of the Predecessor Business by the Transocean Member to Transocean Partners will be recorded at historical cost, as each such transaction is a reorganization under common control.

The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions. However, management believes the assumptions are reasonable for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions, which are directly attributable to the offering transactions and are factually supportable, in the unaudited pro forma combined balance sheet.

The pro forma adjustments have been prepared as if the transactions to be effected in connection with the closing of this offering had taken place on March 31, 2014. The unaudited pro forma balance sheet may not be indicative of the financial position that actually would have resulted if Transocean Partners had completed the transactions on the date indicated or Transocean Partners' financial position at any future date.

Transactions

The unaudited pro forma combined balance sheet gives effect to the following transactions:

- the Transocean Member will contribute to Transocean Partners a 51 percent ownership interest in each of the holding companies that owns one of the RigCos, and in exchange, Transocean Partners will issue to the Transocean Member of 41,379,310 common units and 27,586,207 subordinated units, representing a 60 percent and a 40 percent, respectively, limited liability company interest in Transocean Partners, the non-economic Transocean Member interest and all of the incentive distribution rights, which entitle the Transocean Member to increasing percentages of the cash that Transocean Partners distributes in excess of $0.4169 per unit per quarter;

- Transocean Partners will issue a 364-day working capital note payable to a Transocean subsidiary for cash proceeds, all or a portion of which Transocean Partners will pay to the Transocean Member for certain working capital balances;

- the Transocean Member will sell to the public 17,500,000 common units in the IPO, representing a 25.4 percent limited liability company interest in Transocean Partners; and

- Transocean Partners will establish a $300 million revolving credit facility under a credit agreement with a Transocean affiliate (the "Five-Year Revolving Credit Facility").

The effect on the unaudited pro forma combined balance sheet of certain of the transactions described above is more fully described in the notes to the unaudited pro forma combined balance sheet.

TRANSOCEAN PARTNERS LLC
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
(In millions)

	March 31, 2014		
	Historical	Pro forma adjustments	As adjusted
Assets			
Cash and cash equivalents	$ —	$ 15 a	$ 15
Accounts receivable, net	108	—	108
Materials and supplies, net	39	—	39
Deferred income taxes, net	14	—	14
Prepaid assets	3	—	3
Total current assets	164	15	179
Property and equipment	2,290	—	2,290
Less accumulated depreciation	285	—	285
Property and equipment, net	2,005	—	2,005
Goodwill	213	—	213
Deferred income taxes, net	25	(2) b	23
Other assets	25	—	25
Total assets	$2,432	$ 13	$2,445
Liabilities and equity			
Five-Year Revolving Credit Facility	$ —	$ — c	$ —
364-day working capital note payable	—	144 d	144
Deferred revenues	34	—	34
Total current liabilities	34	144	178
Long-term debt	—	—	—
Long-term tax liability	14	(14) e	—
Deferred revenues	23	—	23
Drilling contract intangible liability	41	—	41
Total long-term liabilities	78	(14)	64
Commitments and contingencies			
Members' equity			
Net investment	2,320	(2,320) f	—
Common units—public	—	285 g	285
Common units—Transocean Member	—	389 h	389
Subordinated units—Transocean Member	—	450 i	450
Total members' equity	2,320	(1,196)	1,124
Noncontrolling interest	—	1,079 j	1,079
Total equity	2,320	(117)	2,203
Total liabilities and equity	$2,432	$ 13	$2,445

See accompanying notes.

F-3

Predecessor. At March 31, 2014, the pro forma initial working capital balances included accounts receivable, excluding a contributed balance of $21 million, materials and supplies and prepaid assets. The 364-day working capital note payable is payable at maturity and bears interest at a rate equal to the rate for Eurocurrency loans under our Five-Year Revolving Credit Facility. Amounts under the 364-day working capital note payable may be repaid early without penalty, and amounts repaid cannot be reborrowed.

e. Long-term tax liability

Pro forma elimination of income tax liability not assumed by Transocean Partners	$(14)
Pro forma adjustment to long-term tax liability	$(14)

The long-term tax liability was related to uncertain tax benefits that were reported in the Predecessor's historical combined financial statements that will be retained by a Transocean U.S. subsidiary.

f. Members' equity—net investment

Pro forma adjustment for cash payment to Transocean for certain working capital balances	$ (129)
Pro forma adjustment for income tax assets and liabilities not acquired or assumed, net	12
Pro forma recognition of noncontrolling interest in each of the RigCo holding companies	(1,079)
Pro forma issuance of 41,379,310 common units to Transocean Member	(674)
Pro forma issuance of 27,586,207 subordinated units to Transocean Member	(450)
Pro forma adjustment to Members' equity—net investment	$(2,320)

In exchange for the contribution by the Transocean Member to Transocean Partners of a 51 percent ownership interest in each of its holding company subsidiaries that owns each of the RigCos, Transocean Partners will issue to the Transocean Member 41,379,310 common units and 27,586,207 subordinated units representing a 100 percent limited liability company interest in Transocean Partners, the non-economic Transocean Member interest and all of the Transocean Partners' incentive distribution rights.

g. Members' equity—common units—public

Pro forma sale of common 17,500,000 units in public offering by Transocean Member	$285
Pro forma adjustment to Members' equity—common units—public, net	$285

After the transactions, the members' equity amounts of the common unit holders and the subordinated unit holders would be 60 percent and 40 percent of total members' equity. Common units accrue cumulative cash distributions for any quarter during the subordination period in which they do not receive the minimum quarterly distribution of $0.3625 per unit.

Transocean Partners will not receive any proceeds from the sale by the Transocean Member of common units in the offering, including any proceeds from the sale of common units pursuant to the underwriters' option to purchase additional common units.

h. Members' equity—common units—Transocean Member

Pro forma issuance of common units to Transocean Member	$ 674
Pro forma sale of common units in public offering by Transocean Member	(285)
Pro forma adjustment to Members' equity—common units—Transocean Member, net	$ 389

The Transocean Member also owns the non-economic Transocean Member interest in Transocean Partners, which does not entitle it to receive cash distributions in respect of such interest. The Transocean Member will also hold the incentive distribution rights following the completion of this offering, which entitle it to receive an increasing percentage of the Transocean Partners' cash distributions in excess of $0.4169 per unit per quarter.

i. Members' equity—subordinated units—Transocean Member

Pro forma issuance of subordinated units to Transocean Member	$450
Pro forma adjustment to Members' equity—subordinated units—Transocean Member, net	$450

The subordinated units may convert to common units if Transocean Partners has earned and paid at least the minimum quarterly distribution on each outstanding common and subordinated unit for any three consecutive non-overlapping four quarter periods ending on or after June 30, 2019, provided there are no arrearages in the common units at such time. The subordination period also will end upon the removal of the Transocean Member, other than for cause, if the units held by the Transocean Member and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See "Provisions of Our Limited Liability Company Agreement Related to Cash Distributions—Subordination Period" elsewhere in this prospectus.

j. Noncontrolling interest

Pro forma recognition of noncontrolling interest in each of the RigCo holding companies	$1,079
Pro forma adjustment to noncontrolling interest	$1,079

The Transocean Member will contribute to Transocean Partners a 51 percent ownership interest, representing a controlling interest, in each of its holding company subsidiaries that owns each of the RigCos. The Transocean Member will own the remaining 49 percent ownership interest in each of the holding company subsidiaries that owns each of the RigCos, which will be presented as noncontrolling interest.

"*Estimated Maintenance Capital Expenditures*" means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Company will need to incur to maintain, over the long term, the operating capacity, asset base or operating income of the Company Group (including the Company's proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned, including the Rig Companies) existing at the time the estimate is made. The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of future Estimated Maintenance Capital Expenditures. The Company shall disclose to its Members any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only. For purposes of this definition, "long term" generally refers to a period of not less than 12 months.

"*Event of Withdrawal*" has the meaning assigned to such term in Section 11.1(a).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Expansion Capital Expenditures*" means cash expenditures (including transaction expenses) for Capital Improvements and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt to fund Expansion Capital Expenditures and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the Board of Directors shall determine the allocation between the amounts paid for each.

"*First Target Distribution*" means $0.4169 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.4169 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted-average number of Outstanding Units during such period plus (2) all Membership Interests and Derivative Membership Interests (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided*, *however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended, such Membership Interests and Derivative Membership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and *provided*, *further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

"*Group*" means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of the Company of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Company has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Company, the date on which such event occurs.

"*Maintenance Capital Expenditures*" means cash expenditures (including expenditures for (a) the acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) by any Group Member of existing assets or assets under construction, (b) the construction or development of new capital assets by a Group Member, (c) the replacement or expansion of, or addition or improvement to, existing capital assets by a Group Member or (d) a capital contribution by a Group Member to a Person that is not a Subsidiary in which a Group Member has, or after such capital contribution will have, directly or indirectly, an equity interest, to fund such Group Member's pro rata share of the cost of the acquisition, construction, development, replacement or expansion of, or addition or improvement to, capital assets by such Person), in each case if and to the extent such acquisition, construction, development, expansion, addition or improvement is made to maintain, over the long term, the operating capacity, asset base or operating income of the Company Group, in the case of clauses (a), (b) and (c), or such Person, in the case of clause (d). Maintenance Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt to fund replacement assets and paid in respect of the Construction Period and the amount of cash distributions paid in respect of Construction Equity to fund replacement assets (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period. For purposes of this definition, "long term" generally refers to a period of not less than 12 months.

"*Marshall Islands Act*" means the Limited Liability Company Act of 1996 of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Master Services Agreements*" means the Master Services Agreements, dated as of the Closing Date, among the Company, certain of its Subsidiaries and certain Affiliates of Transocean.

"*Members*" means the Transocean Member and the Non-Transocean Members.

"*Membership Interest*" means any class or series of equity interest in the Company (but excluding Derivative Membership Interests), including Common Units, Subordinated Units, the Transocean Member Interest and Incentive Distribution Rights.

"*Merger Agreement*" has the meaning assigned to such term in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.3625 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.3625 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Member by the Company, the Agreed Value of such property, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution.

"*Non-Transocean Member*" means, unless the context otherwise requires, each Initial Non-Transocean Member, each Person that becomes a Non-Transocean Member pursuant to the terms of this Agreement and any Departing Transocean Member upon the change of its status from Transocean Member to Non-Transocean

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a) the sum of: (i) $50.0 million, (ii) all cash receipts of the Company Group (or the Company's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, (iii) all cash receipts of the Company Group (or the Company's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, (iv) cash and cash equivalents on hand on the date of determination of Available Cash resulting from cash distributions received after the end of such Quarter from any Group Member's equity interest in any Person (other than a Subsidiary), which distributions are paid by such Person in respect of operations conducted by such Person during such Quarter and not from sources that would constitute Interim Capital Transactions if paid by a Group Member and (v) the amount of cash distributions paid in respect of Construction Equity to fund Expansion Capital Expenditures (including incremental Incentive Distributions) and paid in respect of the Construction Period, *less*

(b) the sum of: (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Company's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the Board of Directors to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings, and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, *however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the Board of Directors so determines.

Notwithstanding the foregoing, "*Operating Surplus*" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from Investment Capital Expenditures shall be treated as cash receipts only to the extent they are a return on capital, and not a return of capital.

"*Opinion of Counsel*" means a written opinion of counsel (who may be regular counsel to the Company or the Transocean Member or any of its Affiliates) acceptable to the Board of Directors.

"*Option Closing Date*" means the date or dates on which any Common Units are sold by the Transocean Member to the Underwriters upon exercise of the Underwriters' Option.

"*Outstanding*" means, with respect to Membership Interests, all Membership Interests that are issued by the Company and reflected as outstanding on the Company's books and records as of the date of determination.

"*Percentage Interest*" means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder, by (B) the total number of all Outstanding Units, and (b) as to the holders of other Membership Interests issued by the Company in accordance with Section 5.4, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right and the Transocean Member Interest shall at all times be zero.

"*Rig Operating Companies*" means, collectively, Transocean RIGP DIN LLC, Transocean RIGP DCL LLC, Transocean RIGP DD3 LLC and any successor thereto.

"*Rig Owning Companies*" means, collectively, Triton RIGP DIN Holdco Ltd., Triton RIGP DCL Holdco Ltd., Triton RIGP DD3 Holdco Ltd. and any successor thereto.

"*Second Target Distribution*" means $0.4531 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.4531 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"*Selling Unitholder*" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.20.

"*Special Approval*" means approval by a majority of the members of the Conflicts Committee.

"*Subordinated Unit*" means a Membership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"*Subordination Period*" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash from Operating Surplus to Members pursuant to Section 6.1(a) in respect of any Quarter ending on or after June 30, 2019, in respect of which (i)(A) aggregate distributions of Available Cash from Operating Surplus on the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Weighted Average Basis and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the date on which the Transocean Member is removed pursuant to Section 11.2 upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the Transocean Member and its Affiliates are voted in favor of such removal.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, controls such partnership on the date of determination, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided, that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person's ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) formed and maintained for the sole purpose of owning or leasing, operating and chartering drilling rigs, and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

"*Surviving Business Entity*" has the meaning assigned to such term in Section 14.2(b).

"*Target Distribution*" means each of the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution.

"*Third Target Distribution*" means $0.5438 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.5438 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"*Trading Day*" means, for the purpose of determining the Current Market Price of any class of Membership Interests, a day on which the principal National Securities Exchange on which such class of Membership Interests is listed or admitted to trading is open for the transaction of business or, if Membership Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

"*transfer*" has the meaning assigned to such term in Section 4.4(a).

"*Transfer Agent*" means such bank, trust company or other Person (including the Transocean Member or one of its Affiliates) as shall be appointed from time to time by the Company to act as registrar and transfer agent for any class of Membership Interests; *provided, however,* that if no Transfer Agent is specifically designated for any class of Membership Interests, the Company shall act in such capacity.

"*Transocean Classification Election Date*" has the meaning assigned to such term in Section 7.2(b).

"*Transocean Ltd.*" means Transocean Ltd., a Swiss corporation.

"*Transocean Member*" means Transocean Partners Holdings Limited, a Cayman Islands exempted company, and any successor or permitted assign that is admitted to the Company as the Transocean Member (except as the context otherwise requires). For the avoidance of doubt, such Person shall be the Transocean Member solely with respect to the Transocean Member Interest and shall be a Non-Transocean Member with respect to any Non-Transocean Member Interests of such Person.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF MEMBERSHIP INTERESTS

Section 5.1 *Contributions Prior to the Closing Date*.

(a) In connection with the formation of the Company under the Marshall Islands Act, Transocean Partners Holdings Limited made an initial Capital Contribution in the amount of $1,000, for 100% of the Membership Interests in the Company and has been admitted as a Member of the Company. Concurrent with the issuance of Membership Interests described in Section 5.2(a), the Membership Interests issued in exchange for the initial Capital Contribution described in the previous sentence were canceled for no consideration.

(b) Pursuant to the Contribution Agreement, the Initial Transocean Member transferred or assigned 51% interests in each of the Holding Companies to the Company. In this regard, the Initial Transocean Member will be treated as having made Capital Contributions to the Company to the extent of the excess of (i) the Net Agreed Value of the Company's proportionate share of the assets so transferred or assigned, over (ii) the consideration paid by the Company to the Initial Transocean Member in connection with this initial contribution. In exchange for these Capital Contributions by the Initial Transocean Member to the Company, the Company issued additional Membership Interests in the Company to the Initial Transocean Member.

Section 5.2 *Initial Unit Issuances and Transfers; Tax Election; Payment of Consideration for Initial Contribution and Redemption of Common Units from Transocean Ltd.*

(a) As described in the Contribution Agreement, on the date of this Agreement, the Company issued to the Initial Transocean Member, in exchange for the Capital Contributions described in Section 5.1(b), (i) 41,379,310 Common Units, (ii) 27,586,207 Subordinated Units (iii) all of the Incentive Distribution Rights, (iv) the Transocean Member Interest and (v) $ in cash.

(b) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall pay cash to the Initial Transocean Member in exchange for the acquisition of Common Units by each Underwriter from the Initial Transocean Member, all as set forth in the Underwriting Agreement.

(c) Upon the exercise, if any, of the Underwriters' Option, each Underwriter shall pay cash to the Initial Transocean Member on the Option Closing Date in exchange for the acquisition of Common Units by each Underwriter from the Initial Transocean Member, all as set forth in the Underwriting Agreement.

(d) Effective on or before the Closing Date, the Company shall, in accordance with Section 9.1(a), make a protective election to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

(e) No Member will be required to make any additional Capital Contributions to the Company pursuant to this Agreement.

Section 5.3 *Interest and Withdrawal*. No interest shall be paid by the Company on Capital Contributions. No Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Company may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.4 *Issuances of Additional Membership Interests*.

(a) The Company may issue additional Membership Interests and Derivative Membership Interests for any Company purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Members.

maintenance and replacement capital expenditures: The cash expenditures required to maintain, over the long term, our operating capacity, asset base or operating income.

MMbbl/d: One million barrels of oil per day.

mmboe: One million barrels of oil equivalent.

mmboe/d: One million barrels of oil equivalent per day.

MODUs: Mobile offshore drilling units.

non-GAAP measures: Financial measures which are not in conformity with U.S. GAAP.

NISA: The U.S. National Invasive Species Act.

OCSLA: The U.S. Outer Continental Shelf Lands Act.

OFAC: The U.S. Treasury Department's Office of Foreign Assets Control.

OPA: The U.S. Oil Pollution Act of 1990.

OPEC: The Organization of the Petroleum Exporting Countries.

operating expenditures: All of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of the Transocean Member and our board of directors, officer, director and employee compensation, interest payments, estimated maintenance capital expenditures, payments made in the ordinary course of business under interest rate hedge contracts, currency hedge contracts and commodity hedge contracts (*provided* that payments made in connection with the termination of any interest rate hedge contract, currency hedge contracts or commodity hedge contract prior to the stipulated settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract, currency hedge contracts or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract, currency hedge contracts or a commodity hedge contract will be amortized over the life of such rate hedge contract, currency hedge contracts or commodity hedge contract), maintenance and replacement capital expenditures, and repayment of working capital borrowings; *provided, however*, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid;
- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;
- expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures;
- payment of transaction expenses (including taxes) relating to interim capital transactions;
- distributions to our members; or
- repurchases of limited liability company interests (excluding repurchases we make to satisfy obligations under employee benefit plans).

operating surplus: We define operating surplus as:

- $50.0 million; *plus*
- all of our cash receipts (or our proportionate share of cash receipts in the case of subsidiaries that are not wholly owned) after the closing of this offering, excluding cash from interim capital transactions, *provided* that cash receipts from the termination of a commodity hedge, currency hedge or interest rate hedge prior to its stipulated settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge, currency hedge or interest rate hedge; *plus*

B-3

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*
- cash distributions on equity interests in any entity other than subsidiaries held by us or any of our subsidiaries received after the end of the quarter but on or before the date of determination of operating surplus for that quarter in respect of operations of such person and not from sources that would constitute interim capital transactions if paid by us; *plus*
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet point; *less*
- all of our operating expenditures, which includes estimated maintenance and replacement capital expenditures, after the closing of this offering; *less*
- the amount of cash reserves established by our board of directors to provide funds for future operating expenditures; *less*
- all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve month period with the proceeds of additional working capital borrowings; *less*
- any cash loss realized on dispositions of assets acquired using investment capital expenditures.

Predecessor: The combined net assets and results of operations of 100 percent ownership in each of the two ultra-deepwater drillships (*Discoverer Inspiration* and *Discoverer Clear Leader*) and one semi-submersible drilling rig (*Development Driller III*).

revenue efficiency: Actual contract drilling revenues for the measurement period divided by the maximum revenue calculated for the measurement period, expressed as a percentage.

rig utilization: The total number of operating days divided by the total number of rig calendar days in the measurement period, expressed as a percentage.

RigCos: The rig-owning and rig-operating companies for our drilling rigs.

subordination period: Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending June 30, 2019, that each of the following tests are met:

- aggregate distributions of available cash from operating surplus on the outstanding common units, subordinated units and any other outstanding units that are senior or equal in right of distribution to the subordinated units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded $1.45 (the annualized minimum quarterly distribution) on all outstanding common units and subordinated units and any other outstanding units that are senior or equal in right of distribution to the subordinated units, in each case in respect of such periods;
- the adjusted operating surplus for each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded $1.45 (the annualized minimum quarterly distribution) on all of the common units, subordinated units and any other units that are senior or equal in right of distribution to the subordinated units that were outstanding during such periods on a fully diluted weighted average basis; and
- there are no arrearages in payment of the minimum quarterly distribution on the common units.



17,500,000 Common Units

Representing Limited Liability Company Interests

Prospectus

, 2014

Morgan Stanley

Barclays

Citigroup

J.P. Morgan

Wells Fargo Securities

Credit Suisse

Goldman, Sachs & Co.

BofA Merrill Lynch

DNB Markets

MUFG

Credit Agricole CIB

Standard Chartered

Until , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.